W270, Inc.

April 23, 2013

VIA EDGAR AND FACSIMILE

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: W270, Inc. (“Company”)

Preliminary Information Statement on Schedule 14C

Filed April 11, 2013

File No. 333-176388

Dear Ms. Mills-Apenteng:

This letter is in response to the Securities and Exchange Commission’s comment letter dated April 19, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Preliminary Information Statement on Schedule 14C.

Reverse Stock Split and Authorized Share Amendment, page 6

1.	You disclose that the reverse stock split will provide enough authorized but unissued common stock to permit the Company to complete the acquisition of the Saleen Entities, as set forth in the Letter of Intent entered into on April 1, 2013. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C, and provide the information required by Item 14 of Schedule 14A with regard to the acquisition or provide us with your analysis as to why you believe you are not required to provide this information.

The Company does not believe that it is required to provide the information required by Item 14 of Schedule 14A with regard to the acquisition as the letter of intent with respect to the acquisition is non-binding, and the Company could consummate the acquisition through the issuance of presently authorized shares of preferred stock without seeking approval from its stockholders.

Since the letter of intent is non-binding, there is no guaranty that the Company will use the shares of the Company’s common stock available for issuance after the reverse split to consummate the acquisition, as there is no guaranty that the Company will consummate the acquisition. The acquisition remains subject to the performance of satisfactory diligence and the negotiation of mutually acceptable definitive transaction agreements.

In addition to the foregoing, the Company currently has authorized 1,000,000 shares of blank-check preferred stock, and the Company’s board of directors has authority to designate series of preferred stock with such rights, preferences, privileges and obligations as the Company’s board of directors deems appropriate. Consequently, the Company, without the approval of the reverse split by its stockholders, or without any other approval by its stockholder, currently has the ability to consummate the proposed acquisition through the issuance of shares of its preferred stock.

The Company hopes that the foregoing addresses all of the Staff's comments contained in its letter of April 19, 2013.

Should you have any questions or further comments please contact the undersigned at 949-903-0468.

Sincerely,

W270, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen

President

ACKNOWLEDGEMENT

W270, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  April 23, 2013                                                             W270, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen, President